

Mail Stop 3628

December 31, 2009

Via Facsimile (216.583.7119) and U.S. Mail

Howard Groedel, Esq.
Ulmer & Berne LLP
1660 West Second Street
Suite 1100
Cleveland, Ohio 44113-1448

> **Re: Asia Electrical Power International Group Inc.**
> **Schedule 13E-3**
> **Filed on December 4, 2008**
> **File No. 005-82544**

Dear Mr. Groedel:

We have reviewed the above filing and have the following comments. Where indicated, we think the Company should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Company's Information Statement attached as Exhibit (a)(3) to the Schedule 13E-3, unless otherwise indicated.

The purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1.   Please advise why the Company has not filed an information statement on Schedule 14C. Please refer to and discuss Exchange Act Rule 14c-2 in your response.

2.   Please advise why the Company has never filed either a proxy statement on Schedule 14A or an information statement on Schedule 14C. Please refer to and discuss Exchange Act Rules 14a-3 and 14c-2 in your response. If the Company has never had an annual meeting since its common stock was first registered on Form 8-A pursuant to section 12(g) of the Exchange Act on February 6, 2006, please advise whether the Company is currently in violation of the corporate laws of the state of Nevada. If so, please supplement your disclosure accordingly.

Schedule 13E-3

General

3.   We note that Messrs. Guo, Chen and Yang, referenced in the Information Statement as the three shareholders holding shares representing approximately 70.8% of the votes entitled to be cast at a meeting of the Company's shareholders, are not identified as filing persons. Please tell us why you believe these persons are not affiliates engaged in the going private transaction. We note Messrs. Guo and Chen, holding in the aggregate over 63% of the outstanding shares of the Company's common stock, are also directors and officers of the Company, and as disclosed on page 9 of the Information Statement, initiated the Company's pursuit of a going-private transaction.

4.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A Nos. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

Information Statement

General

5.   Please confirm that the Company will post its Information Statement on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf and Exchange Act Rule 14c-2(d).

Summary Term Sheet, page 4

6.   We note the disclosure that the Company proposes to consummate the Reverse Split 15 days after the date on which it first mails the Information Statement to its shareholders. Please note that such timing contravenes the timing requirement set forth in Exchange Act Rule 13e-3(f)(1)(i). Please confirm the Company will comply with such requirement, and please revise the disclosure accordingly.

Payment and Exchange of Shares, page 6

7.   Please include the form of transmittal materials as an appendix to the Information Statement.

Background of the Transaction, page 9

8.   We refer you to the third and fourth whole paragraphs on page 11 and the references to written information regarding the fair value of the Company's shares prepared by the financial advisor. Please provide us with supplemental copies of any materials prepared by the financial advisor in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the Board. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by the financial advisor, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

9.   We refer you the first paragraph on page 12. In connection with its decision to structure the going private transaction as a reverse split, please disclose why the board selected one for 500 as the appropriate exchange ratio.

Factors Considered by the Special Committee, page 13

10.   Please address how the Special Committee, or any filing person relying on the financial advisor's opinion, was able to reach the fairness determination as to

unaffiliated security holders, given that the financial advisor's fairness opinion addressed fairness with respect to all security holders, rather than all security holders unaffiliated with the Company. We note the disclosure in the last bullet point following the first whole paragraph on page 19 and the fairness opinion itself filed as Exhibit (c)(ii) to the Schedule 13E-3.

11.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the Board expressly adopted the factors, analysis and conclusions of the Special Committee in reaching the decision to approve the Transaction. Note that to the extent the Special Committee's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of each additional filing person added in a future amendment in response to comment 4 above. We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (iv) and (vi) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. In addition, we also note that the discussion of the factors described in clauses (ii), (iii) and (v) of Instruction 2 to Item 1014 is conclusory (please refer to the second through fourth bullet points on page 14) and fails to discuss such factors in reasonable detail. Please refer to Instruction 3 to Item 1014 and Question No. 21 of Exchange Act Release No. 34-17719. Please revise the disclosure accordingly.

12.   We refer you to the third to last paragraph on page 15 regarding the Board's determination of fairness. Please expand the disclosure to include a statement by the Company, and if applicable, each filing person added in a future amendment in response to comment 4, as to whether each such person believes the Transaction to be fair to all unaffiliated shareholders, including those unaffiliated shareholders who will be cashed out and those shareholders who will not. Refer to Item 1014 of Regulation M-A for guidance, as well as Question No. 19 of Exchange Act Release No. 34-17719.

Effect of the Transaction, page 16

13.   This section discloses the effects on shareholders with fewer than 500 shares and shareholders with more than 500 shares. However, Item 1013(d) of Regulation M-A requires the Company to address the impact on "affiliates and unaffiliated security holders." See Item 1013(d) of Regulation M-A. Please revise the disclosure accordingly. Also, to the extent additional filing persons are added in a

future amendment in response to comment 4, please revise the disclosure to include the effect that the reverse stock split will have upon each affiliate's interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

14.   We refer you to the second paragraph of this section. Describe in detail the Board's reservation of the right, in its discretion, to abandon the Transaction prior to the proposed effective date if it determines that abandoning it is in the best interests of the Company and the security holders. Disclose how the Board will make such determination, including the factors upon which the decisions would be based, and how will it provide notice to security holders of same.

Reports, Opinions or Appraisals, page 18

15.   It is the Company's responsibility to summarize accurately. Please revise the third paragraph of this section to delete the portion of the sentence indicating that the summary of the financial advisor's valuation report is qualified in its entirety by reference to the full text of the report.

16.   The second and third bullet points following the last paragraph on page 19 indicates that the financial advisor, in connection with its report, has reviewed and analyzed "certain internal financial information" of the Company prepared by Company management and has discussed the Company's "past, present and prospects for future operations and financial condition" with Company management. The last sentence of the first paragraph on page 20 indicates that in arriving at its opinion, the financial advisor relied on management's assumptions regarding cost savings and other pro forma effects anticipated to result from the Transaction. To the extent the financial advisor relied on Company financial projections when preparing its valuation report or fairness opinion, please disclose such projections in the proxy materials. In doing so, please also disclose (i) the approximate date on which such information was last updated by management and (ii) the key business and economic assumptions underlying the projections. Also, disclose who was responsible for preparing these projections and indicate what role, if any, Messrs. Guo, Chen and Yang played in formulating these projections.

Summary of Recent Going-Private Transactions, page 21

17.   Please revise to provide disclosure concerning the methodology and criteria used in selecting the transactions described in this paragraph. Also, indicate whether the criteria were consistently applied and, if any transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Howard Groedel, Esq.
Ulmer & Berne LLP
December 31, 2009
Page 6

18.   Please expand this section to provide the summary of the "Asset Approach"
        discussed in the valuation report, including a discussion of "LOCD" and
        "LOMD." Please see Item 1015(b)(6) of Regulation M-A.

Financial Information, page 30

19.   In circumstances where the filing persons elect to incorporate by reference the
        information required by Item 1010(a) and (b) of Regulation M-A, all of the
        summarized financial information required by Item 1010(c) must be disclosed in
        the document furnished to security holders. See Instruction 1 to Item 13 of
        Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the
        July 2001 supplement to our "Manual of Publicly Available Telephone
        Interpretations" that is available on the Commission's website at
        http://www.sec.gov for guidance on complying with a similar instruction in the
        context of a tender offer. Please revise the disclosure to include the information
        required by Item 1010(c)(1), (2) and (3) and expressly incorporate by reference
        the financial information required by Item 1010(a) and (b).

Closing Comments

        As appropriate, please amend the filing in response to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with the amended filing that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing the
amended filing and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the Company and its
management are in possession of all facts relating to the Company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions